SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Quarterly Information

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

QUARTERLY INFORMATION

March 31, 2007

Index

Special Review Report	3

Quarterly Information - ITR

Balance Sheets	4

Statements of Income	6

Statements of Changes in Shareholders’ Equity	7

Statements of Changes in Financial Position	8

Notes to the Quarterly Information - ITR	9

SPECIAL REVIEW REPORT

The Management and Shareholders

Gol Linhas Aéreas Inteligentes S.A.

1.

We have performed a special review of the quarterly financial information (ITR) of Gol Linhas Aéreas Inteligentes S.A. (the Company) and subsidiaries for the quarters ended March 31, 2007 and 2006, including the balance sheets of the Company and consolidated, the related statements of income, the report on performance and significant information, prepared in accordance with the accounting practices adopted in Brazil.

2.

We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the Company’s accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.

Based on our special review, we are not aware of any material modifications that should be made to the quarterly financial information (ITR) referred to above for it to be in conformity with the accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information.

4.

Our reviews were conducted with the objective of issuing a report on the special review of the quarterly financial information (ITR) referred to above. The statements of cash flows and added value for the quarters ended March 31, 2007 and 2006, prepared in accordance with the accounting practices adopted in Brazil, presented to provide additional information about the Company and its subsidiaries, are not required components of the quarterly financial information. The statements of cash flows and added value were submitted to the review procedures described in paragraph two above and, in our opinion, are fairly presented, in all material respects, in relation to the overall quarterly financial information.

5.

The accounting practices adopted in Brazil differ, in certain significant aspects, from generally accepted accounting principles in the USA. Information related to the nature and the effect of these differences is presented in Note 2 to the quarterly financial information (ITR).

São Paulo, April 19, 2007.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-1

Maria Helena Pettersson

Accountant CRC-1SP119891/O-0

GOL LINHAS AÉREAS INTELIGENTES S.A.

BALANCE SHEETS (NOT AUDITED)

March 31, 2006 and December 31, 2006

(In thousands of reais)

		Parent Company		Consolidated
	Note	03.31.2007	12.31.2006	03.31.2007	12.31.2006
ASSETS
Current assets
Cash and cash equivalents	3	166,561	136,332	982,540	699,990
Short-term investments	3	346,051	473,166	979,777	1,006,356
Accounts receivable	4	-	-	645,417	659,306
Deferred taxes and carryforwards	5	25,429	13,467	70,776	73,451
Inventories	6	-	-	123,262	75,165
Prepaid expenses		244	464	71,377	64,496
Dividends receivable		149,300	173,372	-	-
Credits with leasing companies		170,838	86,047	187,494	87,448
Other credits		-	265	10,066	58,369
Total current assets		858,423	883,113	3,070,709	2,724,581

Non-current assets
Long-term assets
Deposits for aircraft leasing contracts		-	-	33,963	40,787
Deferred taxes and carryforwards	5	-	-	21,723	23,466
Credits with leasing companies		45,277	130,068	45,277	145,593
Judicial deposits and others		382	-	37,379	34,816
Total long-term assets		45,659	130,068	138,342	244,662

Permanent assets
Investments	7	1,314,975	1,179,229	2,228	2,281
Property, plant and equipment (include advances for aircraft acquisition of R$ 554,817 on March 31, 2007 and R$ 436,911 on March 31, 2006)	8	-	-	944,476	795,430
Deferred		274	-	18,828	13,214
Total permanent assets		1,315,249	1,179,229	965,532	810,925
Total non-current assets		1,360,908	1,309,297	1,103,874	1,055,587

Total assets		2,219,331	2,192,410	4,174,583	3,780,168

GOL LINHAS AÉREAS INTELIGENTES S.A.

BALANCE SHEETS (UNAUDITED)

March 31, 2006 and December 31, 2006

(In thousands of reais)

		Parent Company		Consolidated
	Note	03.31.2007	12.31.2006	03.31.2007	12.31.2006
LIABILITIES
Current
Short-term borrowings	9	-	185	106,082	124,110
Suppliers		-	-	203,522	140,688
Payroll and related charges		-	-	81,589	64,954
Tax obligations		12,792	44,478	60,403	100,177
Landing fees and duties		-	-	45,851	39,217
Air traffic liability		-	-	243,884	335,268
Dividends and interest on shareholder’s equity	12b	72,537	42,961	72,537	42,961
Employee profit sharing		-	-	22,867	22,867
Other liabilities		39,664	36,827	53,288	85,273
Total current liabilities		124,993	124,451	890,023	955,515

Non-current
Long-term borrowings	9	-	-	1,158,080	726,981
Provision for contingencies and others	10	-	-	32,142	29,713
Total non-current liabilities		-	-	1,190,222	756,694

Shareholders’ equity
Capital stock		993,869	993,654	993,869	993,654
Capital reserves		89,556	89,556	89,556	89,556
Profit reserves		1,006,933	989,071	1,006,933	989,071
Total comprehensive income, net of taxes		3,980	(4,322)	3,980	(4,322)
Total shareholders’ equity		2,094,338	2,067,959	2,094,338	2,067,959

Total liabilities and shareholder’s equity		2,219,331	2,192,410	4,174,583	3,780,168

See accompanying notes to the financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF INCOME (UNAUDITED)

Periods ended March 31, 2007 and 2006

(In thousands of reais, except per share profit)

		Parent Company		Consolidated
	Nota	03.31.2007	03.31.2006	03.31.2007	03.31.2006
Gross operating revenue
Passenger		-	-	1,012,121	862,391
Cargo		-	-	34,023	22,754
Others		-	-	34,372	11,704
		-	-	1,080,516	896,849
Income taxes and contributions		-	-	(39,244)	(33,833)
Net operating revenues		-	-	1,041,272	863,016

Cost of services rendered	13	-	-	(827,503)	(544,609)
Gross profit		-	-	213,769	318,407

Operating expenses (income)
Commercial expenses	13	-	-	(76,555)	(99,330)
Administrative expenses	13	(2,434)	(1,747)	(49,824)	(24,199)
Interest expenses	14	(51,753)	(37,134)	(103,060)	(56,271)
Interest income	14	39,159	9,968	103,960	45,675
Others revenue		-	-	133	-
		(15,028)	(28,913)	(125,346)	(134,125)

Results of equity interest
Equity accounting		75,471	144,488	-	-

Income before income tax and social contribution		60,443	115,575	88,423	184,282

Income tax and social contribution	5	(2,473)	9,712	(30,453)	(58,995)

Income before reversal of interest on shareholder´s equity		57,970	125,287	57,970	125,287

Reversal of interest on shareholder’s equity	14	33,608	35,391	33,608	35,391

Net income		91,578	160,678	91,578	160,678

Number of outstanding shares on the balance sheet date		196,212,289	195,972,633	196,212,289	195,972,633

Earnings per share (R$)		0.47	0.82	0.47	0.82

See accompanying notes to the financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

March 31, 2006 and December 31, 2005

(In thousands of reais)

	Capital Stock		Capital reserves		Profit reserves
	Sbuscribed capital	Unrealized capital	Tax incentives	Subsidiary’s special goodwill reserve	Legal reserve	Reinvestment reserve	Accumulated other comprehensive income	Retained earnings	Total
Balance on December 31, 2005	992,943	(1,739)	60,369	29,187	33,215	452,529	6,411	-	1,572,915

Realized capital increase	711	1,739	-	-	-	-	-	-	2,450
Total comprehensive income, net of taxes	-	-	-	-	-	-	(10,733)	-	(10,733)
Net income for the period	-	-	-	-	-	-	-	684,472	684,472
Proposed profit allocation:
Legal reserve constitution	-	-	-	-	34,224	-	-	(34,224)	-
Dividends and interest on own capital	-	-	-	-	-	-	-	(181,145)	(181,145)
Reinvestment reserve	-	-	-	-	-	469,103	-	(469,103)	-
Balance on December 31, 2006	993,654	-	60,369	29,187	67,439	921,632	(4,322)	-	2,067,959

Realized capital increase	215	-	-	-	-	-	-	-	215
Total comprehensive income, net of taxes	-	-	-	-	-	-	8,302	-	8,302
Net income for the period	-	-	-	-	-	-	-	91,578	91,578
Proposed profit allocation:
Legal reserve constitution	-	-	-	-	4,579	-	-	(4,579)	-
Dividends and interest on own capital	-	-	-	-	-	-	-	(73,716)	(73,716)
Balances at March 31, 2007 (unaudited)	993,869	-	60,369	29,187	72,018	921,632	3,980	13,283	2,094,338

See accompanying notes to the financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

(UNAUDITED)

Periods ended March 31, 2007 and 2006

(In thousands of reais)

		Parent Company		Consolidated
	Note	03.31.2007	03.31.2006	03.31.2007	03.31.2006
FINANCIAL RESOURCES
Resources generated by (used on) operations
Net income for the period		91,578	160,678	91,578	160,678
From operations:
Items that not affection working capital:
Equity accounting		(75,471)	(144,488)	-	-
Depreciation and amortization	13	-	-	19,593	12,395
Deferred taxes	5	(2,473)	(9,712)	(1,823)	(16,675)
		13,634	6,478	109,348	156,398
From shareholders:
Capital increase		215	1,739	215	1,739
		215	1,739	215	1,739
From third-parties:
Decrease in non-current assets		86,608	-	102,529	-
Increase in non-current liabilities		-	-	433,528	-
Decrease in investments		-	-	53	-
Total comprehensive income, net of taxes		8,302	2,258	8,302	2,258
Total sources		108,759	10,475	653,975	160,395

USE OF RESOURCES
In operations:
Proposed dividends and interest on shareholder’s equity	12b	73,716	43,470	73,716	43,470
Investments in subsidiaries		60,275	27,276	-	-
Acquisition of property, plant and equipment, including pre-delivery deposits		-	-	168,639	101,498
Decrease in non-current liabilities		-	-	-	4,581
Investments in others non-current assets		-	54	-	3,795
Total investments		133,991	70,800	242,355	153,344
Increase in net working capital		(25,232)	(60,325)	411,620	7,051

Change in net working capital
Current assets:
At end of the period		858,423	591,453	3,070,709	1,609,662
At beginning of the period		883,113	608,447	2,724,581	1,546,707
		(24,690)	(16,994)	346,128	62,955
Current liabilities:
At end of the period		124,993	162,635	890,023	709,430
At beginning of the period		124,451	119,304	955,515	653,526
		542	43,331	(65,492)	55,904
Increase in net working capital		(25,232)	(60,325)	411,620	7,051

See accompanying notes to the financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

1.	Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is the parent company of Gol Transportes Aéreos S.A. (GOL), a low-cost low-fare airline company based in Brazil, which provides regular air transportation services among Brazilian cities and also for cities in Argentina, Bolivia, Paraguay, Uruguay, Chile and Peru. The Company’s strategy is to grow and increase results of its businesses, popularizing and stimulating demand for safe air transportation in South America for business and leisure passengers, keeping its costs among the lowest in the industry world wide. The Company’s fleet, simplified and with a single class of services, ranks among the sector’s newest and most modern, with low operating costs and high utilization and efficiency levels.

At March 31, 2007 it operated a 67-aircraft fleet, comprised of 23 Boeing 737-800, 30 Boeing 737-700 and 14 Boeing 737-300. During the first quarter of 2006, the Company inaugurated one new destination, increasing served destinations to 56 (48 in Brazil, 3 in Argentina, 1 in Bolivia, 1 in Paraguay , 1 in Uruguay, 1 in Chile and 1 in Peru).

At March 31, 2007 and December 31, 2006, the Company’s share ownership structure is as follows:

	Common	Preferred	Total
Fundo de Investimento ASAS	100.00%	35.79%	71.00%
Others	-	3.04%	1.37%
Market	-	61.17%	27.63%
	100.00%	100.00%	100.00%

On March 28, 2007, the Company through GTI S.A., a wholly-owned subsidiary of Gol Linhas Aéreas Inteligentes, concluded an agreement for the acquisition, , of the total share capital of VRG Linhas Aéreas S.A. (“VRG”, airline that operates the VARIG brand) from VarigLog and Volo, the controlling shareholders of VRG. The total consideration for the shares of VRG is approximately US$ 275 million, consisting of US$ 98 million of cash and 6,049,185, non-voting (PN) shares issued by the Company, with various sale restrictions for up to 30 months. The Company also assumed R$ 100 million (US$ 48 million) of debentures issued by VRG. VRG will be acquired by GTI S.A., a wholly-owned subsidiary of Gol Linhas Aéreas Inteligentes. On March 28, 2007, the Company increased the capital of GTI S.A. in the amount of R$62,148 (US$30,000) corresponding to 62,148,000 ordinary and preferred shares subscribed on October 26, 2004 at the price of R$ 1.00 per share as part of the payment to VarigLog and Volo. This agreement is conditioned to the approval from the Nacional Civil Aviation Agency (ANAC) and the Brazilian Antitrust Agency (CADE). See Note 19.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

2.	Basis of Preparation and Presentation of the Financial Statements

The consolidated Quarterly Information were prepared in accordance with the generally accepted accounting principles in Brazil and the provisions contained in the Brazilian Corporation Law, in the Chart of Accounts prepared by the Civil Aviation Department – DAC and the supplementary rules of the Brazilian Securities and Exchange Commission – CVM, consistently applied to the financial statements for the year ended December 31, 2006.

The accounting practices adopted in Brazil differ from accounting principles generally accepted in the United States – USGAAP applicable to the air transport segment, mainly in respect with the allocation of maintenance expenses to the result. At March 31, 2007, the consolidated net income for the period, in accordance with accounting practices adopted in Brazil (BRGAAP), was R$ 25,004 lower (R$115,335 higher on December 31, 2006) due to this difference and the respective tax effects and also to the full recognition of the gains on sale and leaseback transactions, in comparison with net income under USGAAP. At the same date, consolidated shareholder’s equity presented in the Company’s financial statements as per Brazilian Corporation Law was R$ 165,014 lower (R$ 137,199 on December 31, 2006) lower due to the differences mentioned above, also as the result of the accrual in USGAAP financial statements of net proceeds received through issuing shares and accounting for stock options granted to executives and employees. There are also other differences in the classification of assets, liabilities and income items. The Company discloses significant information on transactions in a consistent way in the corporate financial statements as per Brazilian Corporation Law and in accordance with USGAAP.

The Quarterly Information includes in the appendix I, as supplementary information, the statement of cash flow – prepared by the indirect method, from accounting records, based on the guidelines of IBRACON – Brazilian Institute of Independent Auditors. Management considers this information material to the market.

The Company has adopted the Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, starting to integrate indices of Shares with Differentiated Corporate Governance – IGC, Shares with Differentiated Tag Along – ITAG and Corporate Sustainability – ISE, created to differ companies committed to adopting differentiated corporate governance practices. The Company’s Quarterly Information comprise the additional requirements of BOVESPA Novo Mercado.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

2.	Basis of Preparation and Presentation of the Financial Statements – Continued

The Quarterly Information includes the accounts of Gol Linhas Aéreas Inteligentes S.A. and its controlled enterprises Gol Transportes Aéreos S.A., GAC Inc., Gol Finance and GTI S.A.. The consolidation process of patrimonial and result accounts consolidation consists in summing horizontally the balances of the assets, liabilities, revenues and expenses accounts, according to their nature, added to the elimination of the parent company’s participation in the equity.

3.	Cash and Cash Equivalents and short-term investments

	Parent Company		Consolidated
	03.31.2007	12.31.2006	03.31.2007	12.31.2006
Cash and cash equivalents
Cash and banks	1,469	2,388	73,477	66,875
Financial Investments	165,092	133,944	909,063	633,115
	166,561	136,332	982,540	699,990

Short-term investments
Government securities	154,782	289,373	230,264	449,374
Bank Deposits Certificates – CDB	191,269	183,793	206,065	207,057
Debentures	-	-	543,448	349,925
	346,051	473,166	979,777	1,006,356
Total of cash and short-term investments	512,612	609,498	1,962,317	1,706,346

The Company holds 100% of exclusive investment fund quotas, constituted as mutual fund with indefinite term and with tax neutrality, resulting in benefits to their quota holders. Investments in investment funds have a daily liquidity. The exclusive fund portfolio management is carried out by external managers who follow the investment policies established by the Company. Based on the financial statements of the exclusive funds, prepared according to the rules of the Central Bank of Brasil – BACEN, these investments are classified as securities for trading, appraised at market value, whose earnings are reflected in financial revenues.

Financial investments in CDB (Bank Deposit Certificate) have an average remuneration, net of taxes, of approximately 1.01% per month, based on the CDI (Interbank Deposit Certificate) variation, and may be redeemed at any time without loss of the recognized revenue.

Fixed income investments overseas, held by GAC Inc., refer to securities issued by international banks (“time deposits” and swaps) that conjunctly bear interest of approximately 0.94% per month, government securities issued by the Austrian Government held by Gol Transportes Aéreos S.A. that earn interest, net of taxes, of 0.82% per month and government securities issued by the U.S. Government (T-Bills).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

3. Cash and Cash Equivalents and short-term investments – Continued

Investment funds take part in operations comprising financial derivative instruments that aim to manage the Company’s exposure to market risks and foreign exchange rates. The value of financial investments linked to guarantees of these instruments was R$ 15,148 as of March 31, 2007. Information concerning risk management policies and the positions of open derivative financial instruments are detailed in Note 17.

4.	Accounts receivable

	Consolidated
	03.31.2007	12.31.2006

Credit Cards Administrators	502,393	540,800
Travel Agencies	86,997	74,522
Cargo Agencies	9,068	10,386
Other	60,442	43,964
	658,900	669,672
Allowance for doubtful accounts	(13,483)	(10,366)
	645,417	659,306

The variation in the allowance for doubtful accounts is as follows:

	Consolidated
	03.31.2007	12.31.2006

Balances in the beginning of the period	10,366	4,890
Additions	3,823	8,037
Recoveries	706	(2,561)
Final balances of the period	13,483	10,366

The ageing of the accounts receivable is as follows:

	Consolidated
	03.31.2007	12.31.2006

Not past-due	640,112	656,682
Past-due for less than 30 days	2,737	1,762
Past-due for 31 to 60 days	1,906	1,064
Past-due for 61 to 90 days	1,895	382
Past-due for 91 to 180 days	2,674	1,287
Past-due for 181 to 360 days	2,950	3,675
Past-due for more than 360 days	6,626	4,820
	658,900	669,672

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

5.	Deferred Taxes and Carryforwards, Short and Long-Term and Income Tax and Social Contribution

	Parent Company		Consolidated
	03.31.2007	12.31.2006	03.31.2007	12.31.2006
Carryforwards
PIS and Cofins credits	26	26	1,105	1,349
Prepayment of IRPJ and CSSL	7,014	5,799	33,560	37,500
IRRF on financial investments	-	-	846	9,386
Other	2,633	424	13,671	12,161
	9,673	6,249	49,182	60,396
Deferred income tax and social contribution tax
Accumulated tax losses and social contribution negative basis	15,756	7,218	15,756	7,218
Tax credits arising from incorporation (note 11b)	-	-	12,161	13,621
Temporary differences	-	-	15,400	15,682
	15,756	7,218	43,317	36,521
	25,429	13,467	92,499	96,917
Short-term	(25,429)	(13,467)	(70,776)	(73,451)
	-	-	21,723	23,466

Tax credits resulting from accumulated deficit and social contribution negative basis were recorded based on the expectation of the generation of future taxable income observing legal limitations. As further detailed, the forecast of the generation of future taxable income indicates the existence of taxable income in sufficient amount to realize the tax credits, and are supported by the Company’s business plans, approved by the Board of Directors:

	2008	2009	2010	Total
Forecasted realization	21,594	21,237	486	43,317

The reconciliation of income tax and social contribution expenses, calculated by applying combined statutory tax rates and the amounts presented in the result, is set forth below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

5.	Deferred Taxes and Carryforwards, Short and Long-Term and Income Tax and Social Contribution – Continued

	Parent Company		Consolidated
Descrição	03.31.2007	12.31.2006	03.31.2007	12.31.2006

Income before income tax and social contribution	60,443	115,575	88,423	184,282

Combined tax rate	34.0%	34.0%	34.0%	34.0%
Income tax and social contribution based on the combined tax rate	20,551	39,296	30,064	62,656
Other permanent differences	(18,078)	(49,008)	389	(3,661)
Income tax and social contribution debited to the result	2,473	(9,712)	30,453	58,995

Effective rate	-	-	34.4%	32.0%

Current income tax and social contribution	-	-	28,630	75,670
Deferred income tax and social contribution	2,473	(9,712)	1,823	(16,675)
	2,473	(9,712)	30,453	58,995

6.	Inventories

	Consolidated
	03.31.2007	12.31.2006

Consumable material	4,913	4,701
Parts and maintenance material	65,523	45,763
Prepayment to suppliers	32,127	20,024
Importing in process	12,940	-
Other	7,759	4,677
	123,262	75,165

7.	Investments in Subsidiaries

(a)	Relevant information on subsidiaries:

Subsidiaries	Total owned shares	Participation %	Capital stock	Equity	Net income of subsidiaries

Gol Transportes Aéreos S.A.	451,072,643	100	526,489	749,553	51,945
GTI S.A.	62,148	100	62,148	62,148	-
Gol Finance	50,000	100	109	(4,255)	(1,429)
GAC Inc.	50,000	100	109	104,826	28,992

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

7.	Investments in Subsidiaries – Continued

(b)	Turnover of investments:

	Gol Transportes Aéreos S.A.	GAC Inc.	Gol Finance	GTI S.A.	Total of Investments
Balance at December 31, 2006	700,692	478,537	(2,826)	-	1,176,403
Capital increase	-	-	-	62,148	62,148
Equity accounting	51,945	28,992	(1,429)	-	79,508
Unrealized hedge results	8,302	-	-	-	8,302
Dividends paid	(11,386)	-	-	-	(11,386)
Balance at March 31, 2007	749,553	507,529	(4,255)	62,148	1,314,975

On July 27, 2004 the Company constituted GTI S.A., a subsidiary whose objects for which it is estabilished is the asset administration and participation in other companies. On March 30, 2007, the Company has increased the capital in GTI S.A. in R$ 62,148 to meet the obligations relating to the acquisition of VRG S.A. assumed by GTI S.A..

8.	Property, Plant and Equipment

		03.31.2007			12.31.2006
	Depreciation rate	Cost	Accumulated depreciation	Net value	Net value
Flight equipment
Aircraft	13%	51,484	(18,760)	32,724	26,664
Spare engines	20%	69,442	-	69,442	69,441
Replacement part kits	20%	285,568	(111,270)	174,298	150,333
Aircraft and safety equipment	20%	1,034	(282)	752	760
Tools	10%	6,272	(691)	5,581	4,330
		413,800	(131,003)	282,797	251,528
Property, plant and equipment in service
Software licenses	20%	25,670	(11,103)	14,567	15,103
Vehicles	20%	4,136	(1,509)	2,627	2,084
Machinery and equipment	10%	12,723	(1,545)	11,178	10,217
Furniture and fixtures	10%	9,234	(1,792)	7,442	7,252
Computers and peripherals	20%	15,416	(5,429)	9,987	8,728
Communication equipment	10%	1,547	(377)	1,170	1,144
Facilities	10%	3,333	(473)	2,860	2,678
Brand names and patents	-	37	-	37	37
Maintenance Center	7.27%	36,609	(1,305)	35,304	34,851
Leasehold improvements	4%	3,601	(2,346)	1,255	1,641
Work in progress	-	20,435	-	20,435	23,256
		132,741	(25,879)	106,862	106,991
		546,541	(156,882)	389,659	358,519

Advances for aircraft acquisition	-	554,817	-	554,817	436,911
		1,101,358	(156,882)	944,476	795,430

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

8.	Property, Plant and Equipment – Continued

Advances for aircraft acquisition refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 75 Boeing 737-800 Next Generation (76 aircraft at December 31, 2006), as further explained in Note 16, and capitalized interest of R$ 34,405 are included (R$ 33,068 at December 31, 2006).

9.	Loans and Financing

	Annual Interest rate	Consolidated
Current:		03.31.2007	12.31.2006
Brazilian Currency
Working capital	11.56%	176,120	128,304
BNDES Loan	9.60%	10,884	9,648
		187,004	137,952
Foreign Currency
IFC Loan	7.24%	6,732	2,736
Interest on borrowings and financings		9,786	-
		16,518	2,736
Total short-term borrowings and financings		203,522	140,688

Long term:
Brazilian Currency
BNDES Loan	9.60%	61,449	54,626

Foreign Currency
Bank Loans	5.39%	123,500	128,303
IFC Loan	7.24%	97,589	107,150
		282,538	290,079

Senior notes	7.50%	463,522	-
Perpetual notes	8.75%	412,020	436,902
Total long-term borrowings and financings		1,158,080	726,981
Total borrowings and financings		1,361,602	867,669

The long-term financings maturities, except for the Perpetual notes, considering the 12-month period from april 1 to march 31 of each year are as follows:

						Beyond
	2009	2010	2011	2012	2013	2013	Total
Brazilian Currency:
BNDES Loan	13,797	13,517	12,825	12,886	8,424	-	61,449

Foreign Currency:
Bank Loans	123,500	-	-	-	-	-	123,500
IFC Loan	8,584	17,801	17,801	17,801	17,801	17,801	97,589
Senior notes	-	-	-	-	-	463,522	463,522
	132,084	17,801	17,801	17,801	17,801	481,323	684,611
Total	145,881	31,318	30,626	30,687	26,225	481,323	746,060

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

9.	Loans and Financing – Continued

( a ) Working Capital

At March 31, 2007, the Company maintains ten short-term credit lines with five financial institutions that allowed borrowings up to R$ 432,000. One of those lines are guaranteed by promissory notes which allow borrowings up to R$ 300,000 and at March 31, 2007, the outstanding borrowings under these facilities amounting R$176,120.

( b ) Bonds

The company, through its wholly-owned subsidiary Gol Finance, maintains perpetual notes guaranteed by GOL. The notes have no fixed final maturity date and are callable at par by the Company after five years of the issuance date and which are senior unsecured debt obligations of the Company and GOL. At March 31, 2007, there was R$ 412,020 (US$ 200,946 thousand) outstanding under this facility.

In March 22, 2007, the Company, through its wholly-owned subsidiary Gol Finance, issued R$ 463,545 (US$ 225,000) 7.50% senior notes due 2017. The Company and GOL guarantee the notes, which are senior unsecured debt obligations of them. At March 31, 2007, there was R$ 463,522 (US$ 226,064 thousand) outstanding under this facility.

The Company intends to use the resource to finances the acquisition of aircraft as a complement to its own cash resources, and to the bank financings guaranteed by the U.S. Exim Bank.

( c ) Bank Loans

The Company, through its wholly-owned subsidiary GAC Inc., maintains a mid-term agreement for up to R$ 126,930 (US$ 60,000 thousand) with Credit Suisse guaranteed by promissory notes. The tenor of the loan is 2.7 years with an annual interest rate of 3-month Libor. At March 31, 2007, there was R$123,500 (US$60,232 thousand) outstanding under this facility.

( d ) Other Financings

The GOL maintains long term borrowing agreements for R$ 75,694 (US$33,543 thousand) with the BNDES (the Brazilian Development Bank) and for R$ 110,315 (US$ 50,000 thousand) with the International Finance Corporation (IFC).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

9.	Loans and Financing – Continued

( d ) Other Financings – Continued

The BNDES credit line is being used to finance a major portion of the construction and expansion of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais, the acquisition of national equipment and materials. The loan has a term of five years with interest of TJLP 2.65% p.a. and is guaranteed by accounts receivable. As of March 31, 2007, there was R$ 72,333 (US$35,278 thousand) outstanding under this facility.

The financing with the International Finance Corporation (IFC) is being used to acquire aircraft spare parts inventories and working capital. The loan has a term of six years with interest of LIBOR 1.875% p.a. and is guaranteed by spare parts. As of March 31, 2007, there was R$ 104,321 (US$ 50,878 thousand) outstanding under this facility.

The estimated market values of perpetual notes and senior notes, on March 31, 2007, reflecting the frequent price oscillations of such instruments are shown below:

	Consolidated
	Book Value	Market

Senior notes	463,522	457,308
Perpetual notes	412,020	411,414

10.	Provision for Contingencies

	03.31.2007	12.31.2006
Provision for contingencies	31,846	29,238
Others accounts payable	296	475
Total provision of contingencies and others	32,142	29,713

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

10.	Provision for Contingencies – Continued

The provisions for contingencies, tax obligations and respective judicial deposits are as follows:

	Consolidated
	03.31.2007			12.31.2006
	Gross provision	(-) Judicial deposits	Net provision	Net provision
Labor contingencies	616	(1,847)	(1,231)	(298)
Civil contingencies	5,715	(7)	5,708	4,936
	6,331	(1,854)	4,477	4,638

Tax obligations	25,515	(32,759)	(7,244)	(7,059)
Total	31,846	(34,613)	(2,767)	(2,421)

	Contingencies
	Labor	Civil	Total
Balances at December 31, 2006	772	4,943	5,715
Constitution	156	1,544	1,700
Reversal	(312)	(772)	(1,084)
Balances at March 31, 2007	616	5,715	6,331

a) Labor and civil contingencies

The Company takes part in legal proceedings and civil and labor claims that arise in the ordinary course of business. Although the results of those proceedings cannot be forecasted, the final judgment of those actions will not have a relevant side effect in the Company’s financial position, operating income and cash flow, according to management’s opinion which is supported by its external legal advisors.

In order to demonstrate a better current estimate, the provisions constituted for probable losses are classified in non-current liabilities and are reviewed periodically based on the proceedings evolution and on the background of losses in favor of labor and civil claims.

b) Tax obligations

The Company is questioning in court the non-assessment of VAT (ICMS) in aircraft and engine imports under operating leasing in transactions made with lessors headquartered in foreign countries. The Company’s Management understands that these transactions are mere leases in view of the contractual obligation to return the object of the contract, which will never integrate the Company’s assets. Given that there is no circulation of goods, the tax triggering event is not characterized.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

10.	Provision for Contingencies – Continued

b) Tax obligations – Continued

Estimated aggregated value of the current lawsuits - considering the 4% rate applied to the price of the lease aircraft and engines and taking these assets’ estimated useful life over the average period of the Company’s commercial leases – totals R$ 45,944 at March 31, 2007 (R$ 45,248 at December 31, 2006), monetarily adjusted and excluding eventual default fees.

The Company, supported by case law and the opinion of its independent legal advisors, understands that it is unlikely for the Company to lose these court suits and the accounting practices adopted in the preparation of its financial statements, in line with international standards, do not require provisions for losses.

The Company is judicially discussing several aspects regarding the assessment and calculation basis of PIS and COFINS on its operations that were recorded as long-term tax obligations.

11. Transactions with Related Parties

The subsidiary GOL maintains operating agreements with associated companies for passenger and luggage transportation between airports and for the transportation of employees, executed under normal market conditions.

GOL is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by associated company whose agreement expires as of March 31, 2008 and has an annual price restatement clause based on the General Market Price Index (IGP-M).

The balances payable to the associated companies, in the amount of R$ 127 (R$ 127 at December 31, 2006) are included in the suppliers’ balance jointly with third-party operations. The amount of expenses which affected the income for the first quarter of 2007 is R$ 13,347 (R$ 761 in the first quarter of 2006).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

12.	Shareholders’ Equity

a) Capital Stock

i.	On March 31, 2007, the capital stock is represented by 107,590,792 common shares and 88,621,497 preferred shares

ii.

The authorized capital stock at March 31, 2007 is R$ 2,000,000. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase the capital stock regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, placement of which is made through sale on a stock exchange or by public subscription, or also through the exchange for shares, in a control acquisition public offering, as provided for by the law. Issue of beneficiary parties is prohibited under the terms of the Company’s Bylaws.

iii.

Preferred shares have no voting rights, except concerning the occurrence of specific facts allowed by the Brazilian legislation. These shares have as preference: priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, assuring dividend at least equal to that of common shares.

iv.

The quote of the shares of Gol Linhas Aéreas Inteligentes S.A., at March 31, 2007, on the São Paulo Stock Exchange – BOVESPA, corresponded to R$ 62.80 and US$ 30.43 on the New York Stock Exchange – NYSE. The equity value per share at March 31, 2007 is R$ 10.67 (R$ 10.54 at December 31, 2006).

b) Dividends and Interest on Equity

In accordance with the Company’s Bylaws, to the shareholders is guaranteed a mandatory minimum dividend of 25% of the net income for the period adjusted under the terms of the article 202 of the Corporation Law. According to the Board of Directors Meeting of January 29, 2007, it was approved the Dividend Policy for 2007 that, without prejudice to the Company’s’ Bylaws, approved the quarterly distribution of dividends, in the fixed amount of R$ 0.35 (thirty five cents of reais), per share, per common and preferred shares of the Company. If necessary, the Company will make the year-end supplementary dividend payment.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

12.	Shareholders’ Equity – Continued

b) Dividends and Interest on Equity – Continued

The Company’s Board of Directors approved the payment of intermediate dividends and interest on shareholder’s equity (JSCP) to its shareholder’s referring to the first quarter of 2007, as demonstrated below:

					Income during quarter
Deliberation	Income	R$ per share (one lot of 100 shares)	Credit	Payment	03.31.2007	03.31.2006
Board of Directors Meeting on March 16, 2007	JSCP	17.13	03.30.2007	05.04.2007	33,608	35,391
Board of Directors Meeting on March 16, 2007	Dividends	20.44	03.30.2007	05.04.2007	40,108	8,079
Total of dividends and interest on shareholder’s equity					73,716	43,470

Credit per share (R$ per lot of 100 shares)					37.57	22.18
Total shares					196,212,289	195,972,633

The payment of interest on shareholder’s equity will be inputed to the mandatory minimum dividend for the year.

In accordance with Law No. 9,249, - Changes in income tax, social contribution and other steps legislation, as of December 26, 1995 the Company made a payment to shareholders of interest on shareholder’s equity, calculated on the equity accounts and limited to the “pro rata die” variation of the Long-Term Interest Rate – TJLP.

The base income for determining the dividends and the proposed dividends were calculated as follows:

Minimum dividends – on adjusted net income	03.31.2007	03.31.2006

Net income for the quarter	91,578	160,678
Legal reserve constitution	(4,579)	(8,034)
Base income for the determination of the minimum mandatory dividend	86,999	152,644

Mandatory minimum dividend, equivalent to 25 % of the base income	21,750	38,161

Proposed Dividends:
Interest on shareholder’s equity - R$ 17.13 per lot of 100 shares (R$ 18.06 per lot of 100 shares in 2006)	33,608	35,391
Proposed dividends - R$ 20.44 per lot of 100 shares (R$ 4.12 per lot of 100 shares in 2006)	40,108	8,079
Total	73,716	43,470
Interest on equity, net of income tax	(1,380)	(5,309)
	72,336	38,161

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

12.	Shareholders’ Equity – Continued

b) Dividends and Interest on Equity – Continued

The balances at March 31, 2007 are constituted as follows:

Balances at December 31, 2006	42,961

Dividends and interest on shareholder’s equity:
Declared	73,716
Income taxes (IRRF)	(1,380)
Paid	(42,760)
Balances at March 31, 2007	72,537

13.	Cost of Services Rendered, Sales and Administrative Expenses

	Consolidated
	03.31.2007					03.31.2006
	Cost of Services Rendered	Sales Expenses	Administrative Expenses	Total	%	Total	%
Aircraft fuel	361,298	-	-	361,298	37,9	254,306	38,1
Salaries, wages and benefits	113,719	-	17,933	131,652	13,8	79,457	11,9
Aircraft leasing	109,834	-	-	109,834	11,5	66,487	10,0
Sales and marketing	-	76,555	-	76,555	8,0	99,330	14,9
Aircraft and traffic servicing	39,606	-	18,282	57,888	6,1	31,621	4,7
Landing fees	54,972	-	-	54,972	5,8	30,341	4,5
Maintenance materials and repair	46,248	-	-	46,248	4,9	26,115	3,9
Depreciation and amortization	17,598	-	1,995	19,593	2,1	12,395	1,9
Other operating expenses	84,228	-	11,614	95,842	10,0	68,086	10,2
	827,503	76,555	49,824	953,882	100,0	668,138	100,0

At March 31, 2007, aircraft fuel expenses include R$ 6,904, arising from results with derivatives represented by fuel hedge contract results expired in the period and measured as effective to hedge the expenses against fuel price fluctuations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

14.	Net Financial Income

	Parent Company		Consolidated
	03.31.2007	03.31.2006	03.31.2007	03.31.2006
Financial Expenses:
Interest on loans	-	-	(27,024)	(3,263)
Foreign exchange variations on liabilities	(17,732)	(1,498)	(6,078)	(10,233)
Losses on financial instruments	-	-	(23,957)	(228)
CPMF tax	(277)	(242)	(2,671)	(2,576)
Monetary variations on liabilities	-	-	(684)	(419)
Interest on shareholder’s equity	(33,608)	(35,391)	(33,608)	(35,391)
Other	(136)	(3)	(9,038)	(4,161)
	(51,753)	(37,134)	(103,060)	(56,271)

Financial income:
Interest and gains on financial investments	-	390	30,791	2,726
Foreign exchange variations on assets	10,247	1,150	7,329	6,661
Gains on financial instruments	17,497	8,428	57,815	31,246
Capitalized interest	-	-	4,617	3,350
Interest on shareholder’s equity	11,386	-	-	-
Monetary variations on assets	24	-	1,588	479
Others	5	-	1,820	1,213
	39,159	9,968	103,960	45,675
Net financial income	(12,594)	(27,166)	900	(10,596)

15.	Commitments

The Company leases its operating aircraft and rent airport terminals, other airport facilities, offices and other equipment. At March 31, 2007 the Company carried operational lease agreements on 67 aircraft (65 at December 31, 2006), with expiration dates from 2006 to 2018.

The following table provides the obligations under current and long-term debt obligations, due to operating lease commitments and aircraft purchase commitments as of March 31, 2007:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

15.	Commitments – Continued

						Beyond
	2008	2009	2010	2011	2012	2012	Total
Operating lease commitments (1)	399,488	335,107	280,399	193,882	178,863	506,455	1,894,194
Pre-delivery deposits (2)	221,704	297,973	346,345	281,053	67,163	-	1,214,238
Aircraft purchase commitments (3)	2,044,610	1,546,451	1,886,268	2,374,736	1,990,118	1,096,361	10,938,544
Total	2,665,802	2,179,531	2,513,012	2,849,671	2,236,144	1,602,816	14,046,976

(1) The future commitments based on the operating lease contracts are denominated in U.S. Dollars. The Company has letters of credit in the amount of R$ 63,237 (US$ 30,841) for aircraft leasing contracts deposits and R$ 158,656 (US$ 77,378) for engine maintenance deposits

(2) The Company makes payments arising from the construction phase for aircraft acquisitions utilizing the proceeds from equity and debt financings, cash flow from operations and supplier financing.

(3) The Company has a purchase contract with Boeing for acquisition of Boeing 737-800 Next Generation aircraft being currently 75 firm orders and 34 purchase options. The firm orders have an approximate value of R$ 11,052 million (corresponding to approximately US$ 5,335 million) based on the aircraft list price, including estimated amounts for contractual price escalations and pre-delivery deposits during the phase of the aircraft construction. The commitments arising from the aircraft acquisition not include the portion that will be financed by long-term financings with guarantee of the aircraft by the U.S. Exim Bank (Exim), corresponding to approximately 85% of the total cost of the aircraft.

16.	Employees

The Company keeps a profit sharing plan and stock option plans. The employee profit sharing plan is linked to the economic and financial results measured with basis on the Company’s performance indicators that assume the achievement of the Company’s, its business units’ and individual performance goals. At March 31, 2007, considering that the goals established by the Company were not accomplished, no provisions has been accrued.

At January 2, 2007, the Compensation Committee, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the granting of 113,379 options for the purchase of the Company’s preferred shares at the price of R$ 65.85 per share.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

16.	Employees – Continued

The transactions are summarized below:

	Quantity of	Weighted average
	Stock options	price for the year
Outstanding at December 31, 2006	187,234	40.65
Granted	113,379	65.85
Exercised	(5,823)	37.13
Outstanding at March 31, 2007	294,790	50.44

Quantity of options to be exercised at December 31, 2005	158,353	6.50
Quantity of options to be exercised at December 31, 2006	17,484	33.06
Quantity of options to be exercised at March 31, 2007	49,109	38.51

The weighted average fair values on the granting dates of the stock options, at March 31, 2007, were R$ 27.74 and R$ 27.20 respectively, and they were estimated based on the Black-Scholes stock option pricing model, assuming a 1.5 % dividend payment, an expected volatility of approximately 37,4%, a weighted average risk free rate of 13.0 % and a average maturity of 3.85 years.

The accounting practices adopted in Brazil do not require recognition of compensation expenses through the Company’s stock options. If the Company had recorded in its results the compensation expenses by means of stock options, based on the fair value on the date of the options granting, the income of the first quarter of 2007 would have been R$ 417 lower (R$ 2,027 in the first quarter of 2006 and R$ 3,239 in the year of 2006).

The exercise price interval and the remaining weighted average maturity of the outstanding options, as well as the exercise price interval for the options to be exercised at March 31, 2007 are summarized below:

Outstanding Options				Options to be exercised
Exercise price interval	Quantity of outstanding options at 03/31/2007	Remaining weighted average maturity	Weighted average exercise price	Quantity of options to be exercised 03/31/2007	Weighted average exercise price

33.06	82,754	2.75	33.06	30,304	33.06
47.30	98,657	3.75	47.30	18,805	47.30
65.85	113,379	4.75	65.85	-	65.85

33.06 - 65.85	294,790	3.85	50.44	49,109	38.51

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

17.	Financial Derivative Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in fuel price and foreign exchange rate risk, in view that its revenues are generated in Reais and the Company has significant commitments in US dollars, credit risks and interest rate risks. The Company uses derivative financial instruments to minimize those risks. The Company maintains a formal risk management policy under the management of its executive officers, its Risk Policy Committee and its Board of Directors.

The management of these risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. The exclusive investment funds in which the Company and its subsidiary Gol are quota holders are used as means for the risk coverage contracting according to the Company’s risk management policies.

Airlines are exposed to aircraft fuel price change effects. Aircraft fuel consumption in the first quarter of 2007 and 2006 represented approximately 37.9% and 38.1% of the Company’s operating expenses, respectively. The Company periodically uses future contracts, swaps and oil options and its derivatives to manage those risks. The purpose of the fuel hedge is the fuel acquisition operating expenses. As the aircraft fuel is not traded on a commodities exchange, the liquidity and alternatives for contracting hedge operations of that item are limited. However, the Company has found effective commodities to hedge aircraft fuel costs, mainly crude oil. Historically, oil prices have been highly related to aircraft fuel prices, which makes oil derivatives effective in compensating oil price fluctuations, in order to provide short-term protection against sudden fuel price increases. The futures contracts are listed on NYMEX, swaps are contracted with prime international banks and the options can be either those listed on NYMEX or those traded with prime international banks.

The Company also engages in financial derivative instruments agreements contracted with first-tier banks for cash management purposes. The financial derivative instruments are composed of synthetic fixed income option agreements and swaps contracts to obtain the Brazilian overnight deposit rate for investments in securities with fixed-rates or denominated in dollars.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

17.	Derivative Financial Instruments – Continued

a) Fuel price risk

The Company’s derivatives contracts, at March 31, 2007, are summarized as follows (in thousands, except otherwise indicated):

	03.31.2007	12.31.2006
Fair value of derivative financial instruments at the end of the period	18,756	R$ (4,573)
Average term (months)	3	3
Hedged volume (barrels)	2,366,462	1,804,000

Period ended March 31:	2007	2006
Gains with hedge effectiveness recognized as aircraft fuel expenses	-	R$ 628
Losses with hedge ineffectiveness recognized as financial income	R$ 5,325	-
Current percentage of hedged consumption (during the quarter)	87%	55%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. On March 31, 2007 the Company currently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge approximately 60%, 25%, 25%, 10% and 10% of its jet fuel requirements for the second, third and fourth quarters of 2007, first and second quarters of 2008, respectively, at average crude equivalent prices of approximately US$ 68.3, US$69.5, US$ 72.3, US$ 62.6 e US$ 62.9 per barrel, respectively.

The Company classifies fuel hedge as “cash flow hedge”, and recognizes the changes of market fair value of effective hedges accounted in the shareholders’ equity until the hedged fuel is consumed. The fuel hedge effectiveness is estimated based on correlation statistical methods or by the proportion of fuel purchase expense variations that are offset by the fair market value variation of derivatives. Effective hedge results are recorded as decrease or increase in the cost of acquisition of fuel, and the hedge results that are not effective are recognized as financial income/expenses. Ineffective hedges arise when the change in the value of derivatives is not between 80% and 125% of the hedged fuel value variation. When the aircraft fuel is consumed and the related derivative financial instrument is settled, the unrealized gains or losses recorded in shareholders’ equity are recognized as aircraft fuel expenses. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for recording unrealized gains or losses in the equity. As periodic changes in the fair value of derivatives are ineffective, such “ineffectiveness” is recognized in the same period as the estimated fuel consumption occurs.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

17.	Derivative Financial Instruments – Continued

a) Fuel price risk – Continued

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the magnitude of the current fair market value of the Company’s fuel hedge derivatives and the recent volatility in the prices of refined products. The Company has determined that specific hedges will not regain effectiveness in the time period remaining until settlement. Any changes in fair value of the derivative instruments are marked to market through earnings in the period of change.

During the quarter ended on March 31, 2007, the Company recognized approximately R$ 2,730 (US$ 1,331) of additional losses in Others gains (losses), net, related to the ineffectiveness of its hedges. The Company also recognized approximately R$ 61 (US$ 30) related to losses within the ineffective portion of the contracted hedges for future competences. As of March 31, 2007 there was an unrealized gain of R$ 6,020 (US$ 2,936) referring to the effective portion of the contracted hedges for future competences recorded in shareholders’s equity.

The fair market value of swaps is estimated by discounted cash flow methods, and the fair value of the options is estimated by the Black-Scholes model adapted to commodities options.

Market risk factor: Jet fuel price
Exchange market
Future contracts bought

	2Q07	3Q07	4Q07	1Q08	2Q08	Total

Nominal volume in barrels (thousands)	1,134	415	452	180	185	2,366
Nominal volume in liters (thousands)	180,308	66,038	71,908	28,616	29,350	376,220

Future agreed rate per barrel (USD)*	68.34	69.54	72.30	62.63	62.88	68.45
Total in Reais **	158,932	59, 223	67,056	23,113	23,800	332,124

*	Weighted average between the strikes of the collars and callspreads.

** The exchange rate at 03/31/2007 was R$ 2.0504 / US$ 1.00

b) Exchange rate risk

On March 31, 2007 the main assets and liabilities denominated in foreign currency recorded in the balance sheet are related to aircraft leasing and acquisition operations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

17.	Derivative Financial Instruments – Continued

b) Exchange rate risk – Continued

The Company’s foreign exchange exposure at March 31, 2007 and 2006 is set forth below:

	Consolidated
	03.31.2007	12.31.2006
Assets
Cash, cash equivalents and financial investments	1,260,264	788,136
Deposits for aircraft leasing contracts	266,224	273,031
Prepaid leasing expenses	21,271	20,223
Others	46,197	15,405
	1,593,956	1,096,795
Liabilities
Foreign suppliers	23,306	25,249
Operating leases payable	33,636	63,167
	56,942	88,416
Foreign exchange exposure in R$	1,537,041	1,008,379
Total foreign exchange exposure in US$	749,617	471,646
Obligations not recorded in the balance sheet
Future obligations arising from operating lease agreements	1,894,194	1,948,607
Future obligations arising from firm orders for aircraft purchase	10,938,544	11,549,004
	12,832,738	13,497,611

Total foreign exchange exposure in R$	14,369,752	14,505,990
Total foreign exchange exposure in US$	7,008,268	6,784,841

The foreign exchange exposure concerning amounts payable resulting from operating leases, insurances, maintenance, and the exposure to fuel price variations caused by the foreign exchange rate are managed by hedge strategies with US dollar futures contracts and US dollar options listed on BM&F (Brazilian Mercantile and Futures Exchange). The expenses accounts that are the purpose of foreign exchange rate hedge are: fuel expenses, lease, maintenance, insurance and international IT services.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

17.	Derivative Financial Instruments – Continued

b) Exchange rate risk – Continued

Company’s Management believes that the derivatives it uses are extremely correlated to the US dollar/real foreign exchange rate in order to provide short-term protection to foreign exchange rate changes. The Company classifies hedge for exposure to US dollar variations as “cash flow hedge” and recognizes the fair market value variations of highly effective hedges in the same period the estimated expenses which are the purpose of the hedge occur. The market value changes of the highly effective hedges are recorded in Financial Revenues or Expenses until the period the hedged item is recognized, then they are recognized as decrease or increase in incurred expenses. The market value changes of hedges that are not highly effective are recognized as financial revenue or expense. The US dollar hedge effectiveness is estimated by statistical correlation methods or by the proportion of expenses variation that are offset by the fair market value variation of the derivatives.

The fair market value of swaps is estimated by discounted cash flow methods; the fair value of options is estimated by the Black-Scholes method adapted to the currency options; and the futures fair value refers to the last owed or receivable adjustment already accounted and not settled yet.

The Company uses short-term financial derivative instruments. The following table summarizes the position of the foreign exchange derivative contracts (in thousands, except otherwise indicated):

	03.31.2007	12.31.2006
Fair value of financial derivative instruments at year end	4,310	R$ (275)
Longuest remaining term (months)	2	2
Hedged volume	261,500	180,127

Period ended March 31:	2007	2006
Hedge effectiveness losses recognized in operating expenses	-	R$ (5,383)
Hedge ineffectiveness losses recognized in other income	R$ (6,596)	R$ (227)
Percentage of expenses hedged during year	50%	65%

The Company accounts its futures derivative instruments of foreign currencies as cash flow hedges. On March 31, 2007, the unrealized losses in “Accumulated other comprehensive income” totalized R$ 2,040, net of taxes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

17.	Derivative Financial Instruments – Continued

b) Exchange rate risk – Continued

Market risk factor: Exchange rate
Exchange market
Future agreements bought

	2Q07	3Q07	4Q07	Total

Nominal value in dollars	129,500	63,000	69,000	261,500
Future agreed rate	2.12	2.25	2.33	2.21
Total in Reais	277,022	141,750	160,998	576,770

c)	Credit risk of financial derivative instruments

The derivative financial instruments used by the Company are conducted with top quality credit counterparts, AA+ or better rated international banks, according to Moody’s and Fitch agencies or international futures exchange or the Brazilian Mercantile and Futures Exchange (BM&F). The Company believes that the risk of not receiving the owed amounts by its counterparts in the derivatives operations is not material.

d)	Interest rate risk

The Company’s results are affected by fluctuations in international interest rates in US dollar due to the impact of such changes in expenses of operating lease agreements. At March 31, 2007, there were no open hedge contracts for the international interest rate risk.

The Company’s results are affected by changes in the interest rates in Brazil, both those applicable to deposits and liabilities in real and those applicable to US dollar indexed securities, due to the impact of such changes on the market value of financial derivative instruments conducted in Brazil, on the market value of prefixed securities in real and on the remuneration of the cash balance and financial investments. The Company uses Interbank Deposit futures of the Brazilian Mercantile and Futures Exchange (BM&F) solely to protect itself from domestic interest rate impacts on the prefixed portion of its investments. On March 31, 2007, the nominal value of Interbank Deposit futures contracts with the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$ 5.900 with periods of up to 3 years, with a fair market value of R$ 1.313, corresponding to the last owed or receivable adjustment, already received and not yet settled. The total variations in market value, payments and receivables related to the DI futures are recognized as increase or decrease in financial incomes in the same period they occur.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

17.	Derivative Financial Instruments – Continued

e) Derivatives contracts applied in cash management

The Company utilizes financial derivatives instruments for cash management purposes. The Company enters into option contracts known as boxes with first tier banks and registered in the Brazilian CETIP clearing house with the objective of investing cash at pre-fixed rates. As of March 31, 2007, the total amount invested in boxes was R$ 78,982 with average term of 241 days. The Company also utilizes swaps contracts to change the remuneration of part of its short term investments to the Brazilian overnight deposit rate, the CDI. Investments in box combinations are swapped from fixed rate to a percentage of the CDI. Investments in dollar-denominated securities are swapped from dollar-based remuneration to Brazilian reais plus a percentage of CDI rate. As of March 31, 2007, the notional amount of fixed-rate swaps to CDI was R$ 75,000 with a fair value of R$ (520); and the notional amount of currency swaps to CDI was R$ 183,667 with a fair value or R$5,636. The changes in fair value of these swaps is reflected in financial income in the period of change.

18.	Insurance Coverage

Management holds an insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. On March 31, 2007 the insurance coverage, by nature, considering GOL’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type	R$ (000)	US$ (000)
Warranty – Hull	4,231,193	2,063,594
Civil Liability per occurrence/aircraft	1,537,800	750,000
Warranty – Hull/War	4,231,193	2,063,594
Inventories	194,788	95,000

By means of Law 10,605, as of December 18, 2002, the Brazilian government undertook to supplement possible civil liability expenses against third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL may be demanded, for the amounts that exceed the insurance policy limit effective at September 10, 2001, limited to the equivalent in reais to one billion US dollar.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

19.	Subsequent Events

On April 4, 2007, the Company received approval from the National Civil Aviation Agency (ANAC) to complete the transfer of VRG to GTI S.A., a wholly-owned subsidiary of Gol Linhas Aéreas Inteligentes. With this authorization, the Company initiated execution of the plan developed for VRG, which will operate with its own brand (VARIG) and differentiated services, incorporating the low-cost business model of Gol Transportes Aéreos S.A.

On April 9, 2007, the Company’s Board of Directors approved a capital increase amounting to R$518,100 by means of the issuance of 8,519,979 preferred shares in order to meet the obligations assumed by its subsidiary GTI S.A. in connection with its acquisition of VRG’s capital ownership. When the Company agreed to acquire the capital stock of VRG, it agreed to pay a portion of the acquisition price in its preferred shares (representing approximately 3.1% of its total shares outstanding). According to Brazilian law, the issuance and transfer of preferred shares to Varig Logística S.A, the seller of VRG, triggers preemptive rights of the company´s existing shareholders. Of the total authorized issuance of 8,519,979 preferred shares, the company will transfer 6,049,185 preferred shares to Varig Logística S.A. The Company’s shareholders (other than Fundo de Investimento em Participações Asas, the Company’s principal shareholder) have the right to subscribe for 2,470,794 preferred shares (representing approximately 1.3% of the Company’s total shares outstanding). The Company voluntarily elected to register this rights offering with the Securities and Exchange Commission (SEC), in order to enable U.S. holders of its preferred shares and ADRs to participate in the rights offering.

On April 12, 2007, the Company increased the capital of GTI S.A. in the amount of R$138,264 (US$68,000), corresponding to 138,264,400 ordinary and preferred shares subscribed on October 26, 2004 at the price of R$ 1.00 per share, as part of the payment to VarigLog.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

APPENDIX I – CASH FLOW STATEMENTS

	Parent Company		Consolidated
	03.31.2007	03.31.2006	03.31.2007	03.31.2006
Net income for the period	91,578	160,678	91,578	160,678
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	-	-	19,593	12,395
Provision for doubtful accounts receivable	-	-	3,117	918
Deferred income taxes	(2,473)	(9,712)	(1,823)	(16,675)
Equity accounting	(75,471)	(144,488)	-	-
Capitalized interest	-	-	(4,617)	-
Variations in operating assets and liabilities:
Receivables	-	-	10,772	(15,183)
Inventories	-	-	(48,097)	2,644
Pre-delivery deposits
Prepaid expenses, taxes recoverable and other receivables	(9,660)	(1,706)	39,756	(12,324)
Suppliers	(185)	-	(18,028)	(3,268)
Air traffic liability	-	-	(91,384)	(32,258)
Taxes payable	(31,686)	988	(39,774)	24,208
Payroll and related charges	-	-	16,635	(11,843)
Provisions for contingencies	-	-	2,429	(4,581)
Dividends and interest on shareholder’s equity	29,576	(43,470)	29,576	(43,470)
Other liabilities	2,837	42,343	(25,351)	28,622
Net cash generated (used) in operating activities	4,516	4,633	(15,618)	89,863

Investing activities:
Financial investments	127,115	49,810	26,579	13,456
Investments	(36,203)	(62,402)	53	137
Deposits for leasing contracts	-	-	6,824	828
Property, plant and equipment acquisition includes deposits for aircraft acquisition	-	-	(164,022)	(101,498)
Net cash generated (used) in investment activities	90,912	(12,592)	(130,566)	(87,077)

Financing activities:
Short term borrowings	-	-	493,933	50,443
Capital increase	215	1,739	215	1,739
Total comprehensive income, net of taxes	8,302	2,258	8,302	2,258
Dividends paid	(73,716)	-	(73,716)	-
Net cash generated (used) in financing activities	(65,199)	3,997	428,734	54,440

Net cash addition	30,229	(3,962)	282,550	57,226
Cash and cash equivalents at the beginning of the period	136,332	36,632	699,990	129,304
Cash and cash equivalents at the end of the period	166,561	32,670	982,540	186,530
Transactions not affecting cash
Additional information:
Interests paid	-	-	27,024	3,263
Income tax and social contribution paid for the period	-	-	28,630	76,809

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued

Period of January 1 to March 31 2007 and 2006

(In thousands of reais)

APPENDIX II– VALUE ADDED STATEMENTS

	Parent Company		Consolidated
	03.31.2007	03.31.2006	03.31.2007	03.31.2006

REVENUES
Passenger, cargo and other transportation revenues	-	-	1,080,516	896,849
Provision for doubtful accounts receivable	-	-	(13,483)	(5,808)

INPUT ACQUIRED FROM THIRD PARTIES (includes ICMS and IPI)
Fuel and lubricant suppliers	-	-	(361,298)	(254,306)
Material, energy, third-party services and other	(2,434)	(1,747)	(196,567)	(113,879)
Aircraft insurance	-	-	(10,408)	(6,358)
Sales and marketing	-	-	(76,555)	(99,330)
GROSS VALUE ADDED	(2,434)	(1,747)	422,205	417,168

RETENTIONS
Depreciation and amortization	-	-	(19,593)	(12,395)

NET VALUE ADDED GENERATED BY THE COMPANY	(2,434)	(1,747)	402,612	404,773

VALUE ADDED RECEIVED IN TRANSFER
Results of the Corporate Interest	75,471	144,488	-	-
Interest income (expense)”	(12,594)	(27,166)	27,924	(7,333)
TOTAL VALUE ADDED TO BE DISTRIBUTED	60,443	115,575	430,536	397,440
VALUE ADDED DISTRIBUTION
Employees	-	-	(131,652)	(79,457)
Government	(2,473)	9,712	(69,697)	(92,828)
Financing companies	-	-	(27,024)	(3,263)
Leasers	-	-	(144,193)	(96,605)
Shareholders	(73,716)	-	(73,716)	(43,470)
Reinvested	15,746	(125,287)	15,746	(81,817)
TOTAL DISTRIBUTED VALUE ADDED	(60,443)	(115,575)	(430,536)	(397,440)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.